Lehman Brothers Holdings Inc.
                      3 World Financial Center, 24th Floor
                               New York, NY 10285

                          OFFICE OF THE GENERAL COUNSEL

                                                      October 21, 1996

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:  Document Control--Edgar

                                Re: Schedule 13D

Dear Commissioner:

        On behalf of following entities (the "Reporting Persons"), submitted in electronic form for filing, is a Schedule 13D relating to the beneficial ownership of Common Stock of Proffitt's, Inc.:

        Lehman Brothers Capital Partners II, LP Lehman Brothers Merchant Banking Portfolio Partnership LP Lehman Brothers Offshore Investment Partnership LP Lehman Brothers Offshore Investment Partnership - Japan LP Lehman Brothers Offshore Partners Ltd.
        LB I Group Inc.
        Lehman Brothers Inc.
        Lehman Brothers Holding Inc.

        If you have any questions regarding this filing, please contact the undersigned at (212) 526-1911.

                                                   Very truly yours,

                                                   /s/ Karen C. Manson
                                                   Karen C. Manson
                                                   Vice President
                                                   Secretary of Lehman Brothers
                                                       Holdings Inc.

Enclosure

cc:     NASDAQ
        Proffitt's, Inc.